EXHIBIT 12.1

CATHAY GENERAL BANCORP AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the three months ended March 31,		For the years ended December 31,
(Dollars in thousands, except ratios)	2017	2016	2016	2015	2014	2013	2012
Income (Loss) before income tax expense	$69,446	$68,838	$242,200	$221,096	$219,795	$194,170	$184,171
Plus fixed charges	19,625	20,866	84,808	77,297	78,864	85,093	111,155
Earnings	89,071	89,704	327,008	298,393	298,659	279,263	295,326
Fixed charges	19,625	20,866	84,808	77,297	78,864	85,093	111,155
Preferred stock dividends	—	—	—	—	—	10,277	17,093
Fixed charges and preferred stock dividends	$19,625	$20,866	$84,808	$77,297	$78,864	$95,370	$128,248
Ratio of earnings to fixed charges and preferred dividends	4.54	4.30	3.86	3.86	3.79	2.93	2.30